

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

February 14, 2018

<u>Via E-Mail</u>
Mr. Mohsin Y. Meghji
Chairman and Chief Executive Officer
M III Acquisition Corp.
3 Columbus Circle, 15th Floor
New York, NY 10019

     Re: M III Acquisition Corp.
             Preliminary Merger Proxy Statement on Schedule 14A
             Filed December 8, 2017
             File No. 1-37796

Dear Mr. Meghji:

     We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

                Sincerely,

                /s/ Jay Ingram

                Jay Ingram
                Legal Branch Chief
                Office of Manufacturing and Construction